

October 29, 2024

MP Vijay Kumar
Chief Financial Officer
Sify Technologies Ltd.
TIDEL Park, 2nd Floor
4, Rajiv Gandhi Salai
Taramani, Chennai 600113 India

> **Re: Sify Technologies Ltd.**
> **Form 20-F for the Fiscal Year Ended March 31, 2024**
> **Response dated October 17, 2024**
> **File No. 000-27663**

Dear MP Vijay Kumar:

We have reviewed your October 17, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 3, 2024 letter.

Correspondence dated October 17, 2024
Financial Statements
Note 16A. Fully Paid Compulsorily Convertible Debentures, page 155

1. We have reviewed your response to prior comment one of our letter dated October 3, 2024 and continue to have questions regarding your accounting analysis where you conclude that the puttable compulsory convertible debentures ("puttable CCDs") issued by Sify Infinit Spaces Limited ("SISL"), your subsidiary, qualify for the exception to the definition of a financial liability under paragraphs 16A and 16B of IAS 32 in the consolidated financial statements of Sify Technologies. Please consider the following:

- As noted in our prior comment, Clause 12.1 of the Debenture Subscription Agreement ("DSA") dated November 1, 2021 indicates that "the Investor CCDs shall rank senior to all other classes of compulsory convertible preference shares and equity shares currently issued and allotted by the Company or as may be issued and allotted in future" and that "In case of a Insolvency Event, Investor CCDs shall rank senior to all other classes of compulsory convertible preference shares and equity, in the distribution waterfall of liquidation proceeds. As a result, we do not believe the puttable CCDs meet the criteria under paragraph 16A(b) of IAS 32. In this regard, in your response, you acknowledge that SISL has three different classes of equity, including: equity shares, compulsory convertible preference shares (CCPS) and these puttable CCDs, and that the puttable CCDs only rank pari passu with other puttable CCDS issued. The criteria in para. 16A(b) is that instrument is in the class of instruments that is subordinate to all over other classes of instruments, and in your circumstances, they are not because there are two other more subordinate classes of equity including the ordinary equity shares and the CCPSs of SISL. As a result, we do not believe you meet the criteria in paragraph 16A(b) of IAS 32, and thus they would be required to be classified as a financial liability.

- We also do not believe puttable CCDs entitle the holder to a pro rata share of the entity's (SISL's) net assets in the event of liquidation. Clause 12.1 of the DSA contemplates Insolvency Events and is clear the puttable CCDs are senior to all other classes of compulsory convertible preference shares and equity shares in the distribution waterfall of liquidation proceeds. Thus, the puttable CCDs are not paid based on a pro rata shares of the entity's net assets, because the entity's net assets are those that remain after deducting all other claims on the assets. Thus, we do not believe you meet the criteria in paragraph 16A(a) of IAS 32, and thus they would be required to be classified as a financial liability.

- We do not believe you meet the criteria in paragraph 16A(c) of IAS 32 as all the financial instruments in the class of instruments that is subordinate to all other classes of instruments do not have identical features. For example, at a minimum, two differences are the fact that these puttable CCDs are puttable to Sify Technologies Limited and contain a default interest provision, and SISL's ordinary equity shares do not. As a result, the puttable CCDs issued by SISL would be required to be classified as a financial liability.

- We do not believe you meet the criteria in paragraph 16A(e) of IAS 32 since the total expected cash flows attributable to the puttable CCDs issued by SISL over their life are not based substantially on the profit or loss, the change in recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the entity over the life of the entity. In your response, you do not address the put price, which entitles the holder to a certain IRR on the Investor Aggregated Accreted Amount per the Put Option Agreement, which is not based substantially on the profit or loss or the change in recognized net assets. Further, your response didn't address the "default interest" provision in Clause 15.4.5 of the DSA where the coupon is escalated to such a coupon which would entitle the investor to an increased IRR with respect to all Investors CCDs from the date of allotment and subscription of the relevant Investor CCD till the receipt of all moneys due and payable to the Investor in accordance with the terms of the agreement, which is also not based substantially on the profit or loss, the change in recognized net assets or the change in the fair value of the entity. At a minimum, because of these two features, we do not believe the puttable CCDs issued by SISL meet the criteria in paragraph 16A(e) of IAS 32.

Furthermore, we refer you to the guidance in paragraph AG29A of IAS 32 which discusses the fact that instruments classified as equity instruments in accordance with either paragraphs 16A and 16B or paragraphs 16C and 16D in the separate or individual financial statements that are non-controlling interests are classified as liabilities in the consolidated financial statements. Given the puttable CCDs are issued by SISL, regardless of whether they would meet the criteria in paragraphs 16A and 16B of IAS 32 in SISL's separate financial statements, they are required to be classified as liabilities in Sify Technologies Limited consolidated financial statements. Please also refer to the November 2013, Agenda Decision, "IFRS 10 Consolidated Financial Statements – Classification of puttable instruments that are non-controlling Interests" available at: Classification of puttable instruments that are non-controlling interests (IFRS 10 and IAS 32). As a result, please advise, or revise your consolidated financial statements to present the puttable CCDs issued by SISL as liabilities in Sify Technologies Limited consolidated financial statements.

Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology